UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

INDEX OF FINANCIAL STATEMENTS AND EXHIBIT

		Page
(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

	Notes to Financial Statements	4-12

(b)	SIGNATURE

(c)	EXHIBIT

	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the General Dynamics Corporation

    Savings and Stock Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

June 16, 2006

McLean, Virginia

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments in Master Trust at fair value (note 4)	$3,378,832,211	3,315,917,786
Investments in Master Trust at contract value (notes 4 and 6)	1,663,455,496	1,505,208,725
Participant loans	74,385,702	71,717,913
Contributions receivable – employer	34,643,100	6,659,512
Contributions receivable – employee	—	3,500,659
Other assets	221,027	—

Total assets	5,151,537,536	4,903,004,595

Liabilities:
Accrued administrative expenses	788,086	537,675
Other liabilities	—	2,704,350

Net assets available for benefits	$5,150,749,450	4,899,762,570

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions to net assets attributed to:
Participation in net income of Master Trust (note 4)	$298,822,837
Transfers in from other plans	14,353,270
Contributions:
Participant	262,304,933
Employer	146,283,603

408,588,536

Total additions	721,764,643

Deductions from net assets attributed to:
Benefits paid to participants	466,259,422
Administrative expenses	4,518,341

Total deductions	470,777,763

Net increase	250,986,880
Net assets available for benefits:
Beginning of year	4,899,762,570

End of year	$5,150,749,450

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible salaried employees of General Dynamics Corporation (the Company or the Plan Sponsor). The Plan is one of two plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust). The Plan document was revised effective January 1, 2001, to comply with legislative changes and has been amended several times thereafter. Substantially all salaried employees of the Company are eligible to participate immediately upon hire except those not included as eligible by a collective bargaining agreement. The Company is the Plan sponsor and the Plan administrator. In August of 2005, the Spectrum Astro., Inc. 401(k) Profit Sharing Plan (the Spectrum Plan) merged into the Plan. Total assets transferred from this Plan were $14,353,270.

(b)	Plan Administration

The Northern Trust Company (TNT) and the ING Life Insurance and Annuity Company (ILIAC) hold the Plan’s assets as the Plan’s trustees. Hewitt Associates, LLC (Hewitt) and ILIAC are the Plan’s recordkeepers. Effective December 15, 2005, the Engineering Technology Inc. 401(k) Profit Sharing Plan, which merged with the Plan in 2004, transferred its trustee and recordkeeping functions from ILIAC to TNT and Hewitt, respectively.

(c)	Contributions

Participants’ contribution percentages vary based on the business unit with whom the participant is employed. Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits. Participants should refer to the Plan document for a more complete description of the allowable contribution percentages.

Most Company matching contributions to the Plan are invested in the Company’s common stock; however, at certain business units the Company match follows the participant’s election. The match amount varies based on the business unit with whom the participant is employed. At some business units, participants that are eligible for the Company’s matching contribution and invest 100 percent of their contribution in the General Dynamics Stock Fund, receive a Company matching contribution equal to 100 percent of their contribution to the General Dynamics Stock Fund, up to defined contribution limits. Participants that are eligible for the Company matching contribution, but invest less than 100 percent in the General Dynamics Stock Fund, receive a 50 percent Company matching contribution in the General Dynamics Stock Fund, up to defined contribution limits.

During 2005, the Plan provisions were amended to increase the employer contribution for certain participants. Participants at certain business units receive an employer contribution based on a profit sharing formula. Participants that do not accrue credited service under a defined benefit pension plan may also be eligible to receive an employer contribution based on a percentage of their eligible compensation. At December 31, 2005, $34,643,100 of such profit sharing employer contributions was included as a receivable in the financial statements.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan administrator. Each participant’s account is credited with allocations of (a) his or her pre-tax contributions, (b) the Company’s contributions and (c) the earnings on all contributions. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants are eligible to participate in the Plan upon hire, and participant contributions vest immediately. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service. Although the time required for vesting varies based on the business unit with whom the participant is employed, all participants are 100 percent vested after three years of continuous service. At some business units, contributions invested in the General Dynamics Stock Fund must be maintained in that fund for five years before becoming eligible for transfer to any other fund. These are classified as non-participant-directed investments. With the exception of the General Dynamics Stock Fund, all investment funds are participant-directed.

(f)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow up to 50 percent of the vested amount in their accounts (as limited by the Plan and the Internal Revenue Code (IRC)). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to twenty years), which are secured by the balance in the participants’ account and bear interest at rates that range from 4.0 percent to 11.5 percent for loans outstanding at December 31, 2005.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of the participant’s total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

(h)	Forfeited Accounts

During the years ended December 31, 2005 and 2004, participants’ forfeited nonvested accounts totaled $5,319,571 and $1,510,505, respectively. These amounts were used to reduce employer contributions.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The forfeited amounts in 2005 include approximately $3,100,000 of forfeitures from plans that were acquired in 2004. These forfeitures occurred in 2004 but were applied during 2005. The remaining amount relates to forfeitures that occurred and were applied in 2005.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan, although Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not reimburse the Plan for any costs incurred in 2005. Administrative expenses may be specifically identified to the two plans that participate in the Master Trust or these expenses may be attributable to the Master Trust in general. Specifically identified fees of the Plan for 2005 were $4,518,341. General expenses (primarily investment management and trustee fees) of the Master Trust in 2005 were $1,342,092. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust.

Effective January 1, 2005, the Plan Sponsor changed the policy of accounting for general expenses. The Plan’s general expenses currently reduce participation in the net income of the Master Trust. Previously, the Plan charged such expenses to administrative expenses. The Plan’s specifically identified expenses are included in the Statement of Changes in Net Assets Available for Benefits as administrative expenses. For the year ended December 31, 2005, approximately $1,141,000 of general expenses related to the plan was included as a reduction of participation in the net income of the Master Trust.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using the quoted market price of the underlying assets except for its fully benefit-responsive investment contracts with insurance companies, which are valued at contract value (see note 6). Common collective trusts are valued at net unit value. Participant loans are valued based on remaining unpaid principle balance plus any accrued but unpaid interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on August 19, 2003, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (collectively, the Plans). Each of the Plans has an undivided interest in the Master Trust.

At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 85 percent. Net assets and participation in the net income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

TNT engages in security lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower with collateral being received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan at December 31, 2005 and 2004, was $1,247,042,666 and $377,367,201, respectively. Net income generated from securities lending activities for the years ended December 31, 2005 and 2004, was $1,275,683 and $457,407, respectively.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the reported value of investments for the Master Trust as of December 31, 2005 and 2004:

	2005	2004
Assets:
Guaranteed investment contracts (GICs) *	$3,090,221,247	2,112,794,445
General Dynamics Corporation common stock +	1,800,780,102	1,608,243,350
Units of common collective trust, fair value	1,577,759,462	1,270,365,752
Units of common collective trust, contract value	—	1,823,902
Investments in fixed income securities *	496,262,991	328,529,590
Investments in registered investment companies	204,712,514	653,262,943
Participant loans	100,366,656	95,940,459
Cash, cash equivalents, and other +	57,163,667	125,347,448

Total assets	7,327,266,639	6,196,307,889

Liabilities:
Pending trade sales/purchases, net	18,726,804	62,008,056
Liability for collateral deposits	1,276,427,425	385,033,691

Total liabilities	1,295,154,229	447,041,747

Total investments of Master Trust	$6,032,112,410	5,749,266,142

*	Balance contains collateral on loaned securities in the amount of $1,112,485,773 and $323,270,069 for GICs and $163,941,652 and $61,763,622 for fixed income securities at December 31, 2005 and 2004, respectively.
+	The General Dynamics Stock Fund consists of $1,800,780,102 and $1,608,243,350 of General Dynamics common stock and $35,545,136 and $22,585,267 of cash equivalents at December 31, 2005 and 2004, respectively.

The Plans’ interests in the Master Trust’s total investments at December 31, 2005 and 2004, were as follows:

	2005	2004
General Dynamics Corporation Savings and Stock Investment Plan	$5,116,673,409	4,892,844,424
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	915,439,001	856,421,718

Total	$6,032,112,410	5,749,266,142

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Net investment income for the Master Trust for the year ended December 31, 2005, consisted of the following:

Appreciation of guaranteed investment contracts	$19,858
Appreciation of General Dynamics Corporation common stock	144,710,174
Appreciation of investments in common collective trusts	69,089,941
Depreciation of investments in fixed income securities	(5,929,175)
Appreciation of investments in registered investment companies	6,577,958
Interest	115,874,940
Dividends	27,496,036
Administrative expenses	(1,342,092)

$356,497,640

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2005, were as follows:

General Dynamics Corporation Savings and Stock Investment Plan	$298,822,837
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	57,674,803

Total	$356,497,640

The Master Trust’s investments that represent 5 percent or more of the Plan’s net assets each year were as follows:

	2005	2004
General Dynamics Corporation common stock	$1,800,780,102	1,608,243,350
Guaranteed investment contracts:
Met Life 25154	973,130,735	877,200,683
Met Life 25155	992,983,213	912,051,639
Investments in common collective trusts:
MFB NTGI – QM COLTV DAILY S&P 500 EQTY	1,419,180,955	1,107,309,468

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(6)	Investment Contracts with Insurance Companies

Most investments held by the Master Trust are recorded at quoted market value as stated on public exchanges. The Master Trust values the Guaranteed investment contracts (GICs) in the Fixed Income Fund and Long Beach Prudential Fund in accordance with AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As of December 31, 2005 and 2004, the GICs included in the Master Trust are reported at contract value because they have been determined to be fully benefit-responsive (i.e., participants may direct the withdrawal or transfer of all or a portion of their investment at contract value). There are no reserves against contract value for credit risk of the contract issuers or other matters. The contract values of the GICs are presented excluding the effect of any loaned securities and includes accrued interest/expense. The contract value of the GICs at December 31, 2005 and 2004 was $1,977,735,474 and $1,789,524,376, respectively, as compared to the fair value of $1,988,323,716 and $1,857,144,692 respectively. The average yield and crediting interest rates ranged from 2.93 percent to 12.3 percent for 2005 and 5.16 percent to 12.3 percent for 2004. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

(7)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various benchmarks of the Master Trust. The futures contracts the Master Trust generally enters into are contracts to purchase U.S. Treasury or Agency Bonds, Notes or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market income was approximately $163,000 for the year ending December 31, 2005.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Non-Participant-Directed Investments

The net assets and the significant components of the changes in net assets relating to the non-participant-directed investments of the Plan as of December 31, 2005 and 2004, and for the year ended December 31, 2005, are as follows:

2005
General Dynamics Stock Fund, beginning of year	$1,346,781,204

Change in net assets:
Participation in income of the Master Trust	$153,470,794
Participants’ contributions	92,509,828
Employer’s contributions	51,627,437
Distributions to participants	(86,943,987)
Interfund transfers	(52,989,540)

Net increase	157,674,532

General Dynamics Stock Fund, end of year	$1,504,455,736

(9)	Related Party Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 31,592,902 and 30,758,376 shares of the Company’s common stock as of December 31, 2005 and 2004, respectively. Dividends earned by the Master Trust on the Company’s common stock were $23,959,372 for the year ended December 31, 2005.

On March 1, 2006, the Company’s board of directors authorized a two-for-one stock split which was effected in the form of a 100 percent stock dividend distributed on March 24, 2006, to shareholders of record at the close of business on March 13, 2006. The above share data has been restated to reflect the stock split.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund, and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2005 and 2004:

Fund	2005	2004
COLTV Short-Term Investment Fund	53,660,442	94,191,317
COLTV Daily S&P 500 Equity Fund	428,029	350,470
COLTV Daily Russell 2000 Fund	160,685	104,736

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following table summarizes the interest earned and realized gains recognized by the Master Trust on these funds for the year ended December 31, 2005:

Fund	Year ended December 31, 2005
COLTV Short-Term Investment Fund	$3,065,981
COLTV Daily S&P 500 Equity Fund	33,290,044
COLTV Daily Russell 2000 Fund	2,366,238

(10)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date are included in amounts allocated to withdrawing participants on the Form 5500.

The following is a reconciliation of net assets available for benefits at December 31, 2005 and 2004, as reported in the financial statements to the Form 5500:

	2005	2004
Net assets available for benefits as reported in the financial statements	$5,150,749,450	4,899,762,570
Amounts allocated to withdrawing participants	(1,710,279)	(740,811)

Net assets available for benefits as reported in the Form 5500	$5,149,039,171	4,899,021,759

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2005, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$466,259,422
Amounts allocated to withdrawing participants at December 31, 2005	1,710,279
Amounts allocated to withdrawing participants at December 31, 2004	(740,811)

Benefits paid to participants as reported in the Form 5500	$467,228,890

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan

By	/s/ John W. Schwartz
John W. Schwartz Vice President and Controller

Dated: June 28, 2006